UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-52700

ML Chesapeake FuturesAccess LLC
(Exact name of registrant as specified in its charter) C/O MERRILL LYNCH ALTERNATIVE INVESTMENTS, LLC Two World Financial Center, 7th Floor New York, New York 10281 (212) 236-2063
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: Two

Pursuant to the requirements of the Securities Exchange Act of 1934, ML Chesapeake FuturesAccess LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2008	ML CHESAPEAKE FUTURESACCESS LLC By: Merrill Lynch Alternative Investments LLC Its: Manager

	By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer